Exhibit 99.7

ARRIS RESOURCES INC.

1250 West Hastings Street, Vancouver, BC V6E 2M4

Phone:  604-687-0879 Fax: 604-408-9301

NOTICE OF CHANGE OF AUDITOR

Pursuant to National Instrument 51-102, Part 4.11, the Company states the following:

1.

UHI LDMB ADVISORS INC., Chartered Accountants, of Vancouver British Columbia, has resigned effective November 20, 2008

2.

The Company proposes to appoint DEVISSER GRAY LLP, Chartered Accountants, of Vancouver, British Columbia, effective as of the 20th day of November, 2008;

3.

The resignation of the former auditor and the recommendation to appoint the successor auditor has been approved by the Company's board of directors;

4.

There were no reservations in the former auditor's reports for the audits of the Company's two most recently completed fiscal years or any period subsequent to the most recently completed period for which an audit report was issued and preceding November 20, 2008; and

5.

There were no reportable events between the Company and the former auditor.

Filed herewith are copies of the letters from the Former and Successor Auditor, respectively.

Dated:  November 20, 2008.

     “Lucky Janda”

Lucky Janda, President